By Correspondence Folder:

December 20, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:           Paramount Gold and Silver Corp.  (the “Company”)

SEC Comment  Letter Dated November 15, 2010

File No. 001-33630

Dear Mr. Schwall;

The following responses are filed in connection with the Commission’s comment letter dated November 15, 2010

1.            With respect to comment five of SEC comment letter dated September 15, 2010

We have not concluded as a result of revising our interim financial statements that they should not be relied upon.  This is based on the determination that a reasonable investor would conclude the fundamentals of the Company have not changed as a result applying the guidance in FASB ASC 815-40-15-7I.  The reasonable investor would be able to determine that the application of FASB ASC 815-40-15-7I only changes the classification of the outstanding warrants with strike prices in Canadian dollars from equity to a liability.  The application of the guidance does not change how the stock purchase warrant behaves, which is, if exercised by its holder would obligate the Company to issue shares of its Common Stock in exchange for cash at a fixed exercise price.

Paramount Gold Mining Corp346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881 www.paramountgold.com

2.            With respect to presenting selected financial data with Form 10-K/A for the Fiscal Year Ended June 30, 2010

We have addressed this issue by amendment to our 10-K/A.

3.            With respect to Quantitative and Qualitative Disclosures about Market Risk

We have addressed this issue by amendment to our 10-K/A.

4.            With respect our disclosure controls and procedures and internal control over financial reporting were effective as of June 30, 2010.

In assessing FASB ASC 815-40-15-7I, the Company concluded through its analysis, which it provided to the Commission, that the exposure to the Canadian dollar index was not material.   This analysis was the basis for accounting for its warrants with exercise prices in Canadian dollars as equity.  The Commission did not agree with the Company’s analysis and requested revisions to the Company’s financial statements.  The Company complied and amended its statements.  The restatements are a result of the Commission not supporting the Company’s conclusions and not those related to deficiencies in disclosure controls and procedures  and internal control over financial reporting.

During the course of preparing our interim and year-end financial statements and the subsequent review and audit of our financial statements, our  independent auditors did not identify any material misstatements in the presentation of our financial statements and they were in compliance with Generally Accepted Accounting Principles.  The underlying transaction which gave rise to the issue regarding the accounting treatment for warrants denominated in Canadian dollars has been fully disclosed in prior filings.  The transaction was validly entered into by the Company and created a contractual obligation. There was no intent to mislead any investor with respect to the Company’s operations or equity transactions.

We believe that our chief executive officer, chief financial officer and Board of Directors have implemented necessary controls and procedures which will provide reasonable assurance regarding the reliability of financial statements.  The Company’s books and records fairly reflect the transactions and provide reasonable assurance that the transactions are recorded properly as to permit the preparation of financial statements.  Moreover, we believe that our internal controls and procedures will prevent timely detection of unauthorized transactions.

In conclusion, we do not believe that there was a material weakness in the Company’s internal control over financial reporting and that any disclosure to the contrary would could more confusion and uncertainty when in fact the thrust of the restatement was based solely on a nonmaterial change from  Canadian denominated currency to U.S, denominated currency.

Paramount Gold Mining Corp346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881 www.paramountgold.com

5.            With respect to presenting the cumulative effect of adopting FASB ASC 815-40-15-7I.

The Company has amended its stockholder’s equity disclosure by amendment to its 10-K/A.

6.           With respect to our release of Klondex Mines Ltd.

In its agreement with the Company, Klondex Mines Ltd. mutually released the Company from all claims and therefore there are no potential claims or contingencies that exist.

7.           With respect to presenting pro-forma financial information that complies with guidance in FASB ASC 815-40-15-7I

We have amended our Form 8-K to reflect the restated balance sheet that complies with FASB ASC 815-40-15-7I.

8.           With respect to presenting gross adjustments on the face of the pro forma statements

We have amended  our Form 8-K to adhere to this guidance.

9.            With respect to clarification that Note 5(c) does not reflect an adjustment for cash expenses we expected to incur related to the loan to X-Cal and deal related costs.

We have not reflected any non-recurring charges in the pro-forma income statement.  We have updated Note 5(c) to indicate explicitly that the non-recurring charges we expected to incur related to the loan to X-Cal and deal related costs have not been included in the pro-forma income statement.

10.            With respect to payments made in the event of a change in control.

The change in control of X-Cal has triggered payments to key employees.  The effect of these payments has been reflected as a cash outlay in the pro-forma balance sheet as per note 5(h) to the pro forma statements.

Paramount Gold Mining Corp346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881 www.paramountgold.com

11.           With respect to the identification and signature of X-Cal’s independent accountant

The Company indentified X-Cal’s independent accountant by amending its Form 8-K on November 17, 2010.

12.           With respect to reference to 714,000 ounces of gold that the Company plans to conduct metallurgical testing.

The gold in the amount of 714,000 ounces is not a proven or probable reserve.  Reference has been  removed by amendment to the Company’s Form 10-K.

13.           With respect to the Company’s description of three types of mineralization.

In our discussion regarding mineralization,  we have deleted references to “high grade”. “mineral resource.” “silver rich,” and “significant volumes of low grade, and low cost”

14.           With respect to exploration budget disclosed

The budget disclosed is as indicated for the 2010 calendar year.

15.           With respect to disclosures required under paragraph (b) of Industry Guide 7 for all the Company’s material properties

We have amended the Company’s annual report to comply with required disclosures pursuant to Industry Guide 7.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours, Carlo Buffone Chief Financial Officer

Paramount Gold Mining Corp346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881 www.paramountgold.com